

October 22, 2010

Michael R. Hough
Chief Executive Officer
Hatteras Financial Corp
110 Oakwood Drive, Suite 340
Winston Salem, North Carolina 27103

    Re: **Hatteras Financial Corp**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2010
              File No. 001-34030

Dear Mr. Hough:

We have reviewed your response letter dated August 20, 2010, and have the following additional comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 6 – Selected Financial Data, page 29

1.   We have read and considered your response to comment one. Based on our calculations, it seems that the amount reported as *Interest Income* on page 29 is used in the calculation of *Average Portfolio Yield on page 2.* The reference to *Net Interest Income* in note 4 to the table should be revised to be clear how the yield was calculated. Separately, please clarify why your response to us indicates that interest net of amortization was used in the calculation.

Item 7 - Management Discussion and Analysis, page 31

Agency Securities, page 36

2.   We have considered your response to comment 3 in our letter dated August 6, 2010. We continue to believe that more detailed disclosure regarding your current holdings is important to an investor's understanding of your general risk profile. Please confirm that you will clarify in future filings, as applicable, that all of your agency securities are in the initial fixed rate period in addition to including the tables referenced in your response.

Liquidity and Capital Resources, page 41

3.   We note your response to comment 5 in our letter dated August 6, 2010 and the disclosure in your Form 10-Qs for the fiscal quarters ended March 31, 2010 and June 30, 2010. In addition to the information in your response letter, please quantify the frequency of your margin calls, the aggregate amount of such calls and provide detailed disclosure regarding your cash and cash equivalents available to satisfy future margin calls. Please provide such information in your response and confirm that you will include such information in future filings.

Financial Statements and Footnotes

Statements of Income, page F-4

4.   We have read and considered your response to comment six. In future filings including annual financial statements, you should not present dividends per share on the face of your Statements of Income pursuant to FASB ASC 260-10-45-5.

        You may contact Jerard Gibson, Attorney at (202) 551-3473, Jennifer Gowetski, Attorney at (202) 551-3401, Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

                                                        Sincerely,

                                                        Cicely LaMothe
                                                        Branch Chief